UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 30 April 2026

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 01 April 2026 — Total Voting Rights
99.2	Exhibit 99.2 Announcement sent to the London Stock Exchange on 08 April 2026 — Director/PDMR Shareholding
99.3	Exhibit 99.3 Announcement sent to the London Stock Exchange on 28 April 2026 — Director/PDMR Shareholding

Exhibit 99.1

1 April 2026

National Grid plc ('National Grid' or 'Company')

Voting Rights update

National Grid's registered capital as of 31 March 2026 consisted of 5,198,968,690 ordinary shares, of which, 225,541,858 were held as treasury shares; leaving a balance of 4,973,426,832 with voting rights.

The figure of 4,973,426,832 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA's Disclosure Guidance and Transparency Rules.

Julian Baddeley
Group Company Secretary

Exhibit 99.2

8 April 2026

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR'). In accordance with MAR, the relevant Financial Conduct Authority ('FCA') notifications are set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 13.1892	11
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2026.04.07
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit 99.3

28 April 2026

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Person Discharging Managerial Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR'). In accordance with MAR, the relevant Financial Conduct Authority notifications are set out below.

The transactions relate to the automatic reinvestment of dividends on shares held by a closely associated person of a PDMR and were identified as part of year-end exercise and notified to the Company on 25 April 2026.

Reason for the notification
Initial notification / amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	National Grid plc
LEI	8R95QZMKZLJX5Q2XR704
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Ordinary shares of 12 204/473p each
Identification code	GB00BDR05C01
Nature of the transaction	Acquisition of shares following a dividend reinvestment.
Place of transaction	London Stock Exchange (XLON)

Date of transaction	Name	Position / status	Price (s)	Volume (s)	Aggregated information
2024-08-13	Jacqueline Agg	Closely Associated Person of Andy Agg	£9.8933	51	N/A single Transaction
2025-02-12	Jacqueline Agg	Closely Associated Person of Andy Agg	£9.6700	30	N/A single Transaction
2025-08-13	Jacqueline Agg	Closely Associated Person of Andy Agg	£10.4000	53	N/A single Transaction
2026-01-14	Jacqueline Agg	Closely Associated Person of Andy Agg	£11.5128	27	N/A single Transaction

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance
Date: 30 April 2026